GREENWALD CHRISTOPH, P.C.
810 SEVENTH AVENUE
10TH FLOOR
NEW YORK, NY 10019
TEL (212) 489-6359
FAX (212) 246-2698
e-MAIL gkaufmang@gclaw.us

RECEIVED
2004 APR 28 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 16, 2004

04024624

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn.: Filings

Issuer: Mexgold Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-34749

PROCESSED
APR 28 2004
THOMSON FINANCIAL

Dear Sirs:

On behalf of Mexgold Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Material Change Report, dated March 8, 2004, with attached press release.

2. Material Change Report, dated February 27, 2004, with attached press release.

3. Material Change Report, dated January 15, 2004, with attached press release.

4. Material Change Report, dated January 13, 2004, with attached press release.

5. Financial Statements as at and for the periods ended January 31, 2004.

6. Management's Discussion and Analysis for the nine months ended January 31, 2004.

7. Letter to Shareholders.

dlw 4/28

The exemption has been indicated on the top right hand corner of each document, together with the file number.

Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,

Gary Kaufman

MEXGOLD RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTATIO SECURITIES ACT, SECTION 118(1) OF THE ALBERTA SECURITIES ACT AND SECTION 67(1) OF THE BRITISH COLUMBIA SECURITES ACT

1. Reporting Issuer

Principal Address:

Mexgold Resources Inc.
202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

March 8, 2004

3. Publication of Material Change

The press release attached as Schedule "A" was released over the Canada NewsWire service on March 8, 2004.

4. Filing of Material Change

Mexgold Resources Inc. is a reporting issuer in Alberta, British Columbia and Ontario. The common shares of Mexgold Resources Inc. are listed for trading on the TSX Venture Exchange under the trading symbol, "MGR".

This material change report has been filed with the Ontario Securities Commission, Alberta Securities Commission and the British Columbia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 75(4) of the Ontario Securities Act, Section 118(3) of the Alberta Securities Act and Section 67(2) of the British Columbia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Mexgold Resources Inc. may be contacted for additional information:

Bradley H. Langille
President
Mexgold Resources Inc.
202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5
tel: 902-468-0614
fax: 902-468-0631

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 8th day of March, 2004.

Sgd. " Bradley H. Langille"

President – Mexgold Resources Inc.

Skymore/El Cubo/MCR-MGR Mar.8.04

MEXGOLD RESOURCES INC.

202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.mexgold.com
TSXV: MGR

Press Release 05-2004 March 8, 2004

Mexgold Completes and Closes Acquisition of El Cubo Gold-Silver Mine

Mexgold Resources Inc. (TSXV: MGR) is pleased to announce that it has completed and closed the acquisition of the El Cubo Gold-Silver Mine in Guanajuato, Mexico. The purchase price for the El Cubo was approximately U.S. $13.5-million plus assumption of U.S. $7-million of long-term debt. Full payment for the mine was completed and the transaction closed late Friday, March 5. The acquisition has received the final approval of the TSX Venture Exchange.

The acquisition of the El Cubo Gold-Silver Mine was facilitated by a CDN $45-million private placement financing in which BMO Nesbitt Burns Inc. acted as the exclusive agent. This financing closed on February 26, 2004 (see press release #04-2004). On completion of the El Cubo acquisition, the proceeds of this financing were released to Mexgold Resources Inc. from escrow. Under the terms of the CDN $45-million financing, 22.5-million Subscription Receipts were placed at CDN $2.00 per Subscription Receipt. Each Subscription Receipt represented the right to receive one Unit on completion of the El Cubo Mine acquisition, and such Subscription Receipts have now been exchanged for Units. Each Unit consists of one common share of Mexgold and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share for CDN $2.50 for a period of two years after closing. All securities issued in conjunction with the offering are subject to a four-month hold period which expires on June 27, 2004. BMO Nesbitt Burns Inc. received a warrant to acquire 996,000 common shares for $2.35 per share exercisable until February 26, 2007.

Gammon Lake Resources Inc., the controlling shareholder of Mexgold, acquired 5.9 million Units of the 22.5-million Unit financing for total proceeds of CDN $11.8 million to Mexgold. As a result of this purchase, Gammon will continue to own approximately 26.3% of the issued and outstanding shares of Mexgold on a post-closing basis, and thereby maintain its pro rata interest. The investment by Gammon in Mexgold is a related party transaction for the purposes of National Instrument 61-501.

The El Cubo Gold-Silver Mine is located in the Guanajuato gold-silver district in the Republic of Mexico, near the City of Guanajuato, in Guanajuato State. Historical reports cite district production at 1.2 billion ounces of silver and over 4 million ounces of gold. The El Cubo Gold-Silver Mine is a low-sulphidation epithermal vein system centered on the Veta de la Sierra, the major source of gold production for the district. The El Cubo Gold-Silver Mine has been in continuous operation for over 200 years. The Mine has a total land position in excess of 8,500 hectares of which only approximately 10% represents current and historical mining operations.

The El Cubo Gold-Silver Mine is currently operating as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore. The mine has a modern milling complex with a rated capacity of 1,400 tonnes per day and which has an estimated replacement value of U.S. $13,000,000. Over the past five years, the El Cubo Gold-Silver Mine has produced and average of 58,000 ounces of gold equivalent per annum (each 65 ounces of silver being assumed to equal one ounce of gold).

Mexgold is of the opinion that the full potential of the property has yet to be realized. While the mine has been in continuous operation for many years, it has lacked capital expenditures on exploration and development and, accordingly, the mine is not operating at full capacity. Mexgold will now commence a systematic program of exploration and development that will allow production from the underground mine to be increased, thereby utilizing the full capacity of the existing modern metallurgical plant. This is intended to result in an increase of annualized production to in excess of 100,000 ounces of gold equivalent per annum within the current calendar year, and a reduction of the current average cash cost of U.S. $265 per ounce of gold equivalent to below U.S. $190 per ounce of gold equivalent. The exploration program is targeting an expansion of the project resource to over 2 million ounces of gold equivalent.

After the cost of acquiring the El Cubo Gold-Silver Mine of approximately CDN $18-million (U.S. $13.5-million), Mexgold will apply the remaining CDN$ 27-million of the proceeds from the recent financing to significant mine development and operational enhancement, implementation of a systematic mineral exploration at the El Cubo Gold-Silver Mine to develop and expand reserves; and to further exploration at Guadalupe y Calvo, Mexgold's current advanced-exploration property (see press release #2-2004 dated January 15, 2004); and to working capital.

Mexgold's immediate plans for the El Cubo gold-silver mine include the following programs:

- A 60,000-metre exploration and development drilling program.
- 8,500 metres of underground development in tunnels and ramps.
- Improvements to mine design and mining methods.

In the Mexgold financing, the securities were not registered under the U.S. Securities Act of 1933, as amended, and were not offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor has there been any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Mexgold announces that options in respect of an aggregate of 620,000 common shares exercisable at $3.50 per share for a five year term were granted on March 8, 2004 to directors and officers, subject to regulatory approval.

Roderick D. Pye, P.Eng., is the qualified person responsible for the technical information in this news release.

Mexgold Resources Inc. is a Nova Scotia based mineral exploration Company with a 100% interest in the Guadalupe Gold-Silver Project located in Chihuahua State, Mexico. The Company's website is

www.mexgold.com. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR.

For further information please contact:

Bradley H. Langille
President
Mexgold Resources Inc.
902-468-0614

Jodi Eye
Investor Relations
Mexgold Resources Inc.
902-468-0614

CAUTIONARY STATEMENT

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Mexgold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Mexgold's expectations are exploration risks detailed herein and from time to time in the filings made by Mexgold with securities regulators.

File No. 82- 34749

MEXGOLD RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTATIO SECURITIES ACT, SECTION 118(1)
OF THE ALBERTA SECURITIES ACT AND SECTION 67(1)
OF THE BRITISH COLUMBIA SECURITES ACT

1. Reporting Issuer

Principal Address:

Mexgold Resources Inc.
202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

February 27, 2004

3. Publication of Material Change

The press release attached as Schedule "A" was released over the Canada NewsWire service on February 27, 2004.

4. Filing of Material Change

Mexgold Resources Inc. is a reporting issuer in Alberta, British Columbia and Ontario. The common shares of Mexgold Resources Inc. are listed for trading on the TSX Venture Exchange under the trading symbol, "MGR".

This material change report has been filed with the Ontario Securities Commission, Alberta Securities Commission and the British Columbia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 75(4) of the Ontario Securities Act, Section 118(3) of the Alberta Securities Act and Section 67(2) of the British Columbia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Mexgold Resources Inc. may be contacted for additional information:

Bradley H. Langille
President
Mexgold Resources Inc.
202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5
tel: 902-468-0614
fax: 902-468-0631

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 27th day of February, 2004.

Sgd. " Bradley H. Langille"

President – Mexgold Resources Inc.

Skymore/El Cubo/MCR-MGR Feb.27.04

MEXGOLD RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.mexgold.com
TSXV: MGR

Press Release 04-2004 February 27, 2004

MEXGOLD AND BMO NESBITT BURNS CLOSE FULLY SUBSCRIBED CDN$45-MILLION PRIVATE PLACEMENT FOR PROPOSED ACQUISITION OF EL CUBO GOLD/SILVER MINE

Mexgold Resources Inc. (TSXV: MGR) is pleased to announce that it has closed the previously announced CDN$45-million private placement financing for the proposed acquisition of the El Cubo Gold-Silver Mine in Guanajuato, Mexico. The financing was fully subscribed. The private placement consists of 22.5 million Subscription Receipts at CDN$2.00 per Subscription Receipt. Each Subscription Receipt represents the right to receive one Unit upon completion of the acquisition of the El Cubo Gold-Silver Mine. Each Unit consists of one common share of Mexgold and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share for CDN$2.50 for a period of two years after closing. BMO Nesbitt Burns Inc. acted as the exclusive agent in connection with the private placement.

The acquisition of the El Cubo Gold-Silver Mine is expected to close on or before March 15, 2004 in accordance with the terms of the underlying purchase agreements. The acquisition of the El Cubo Gold-Silver Mine is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the final approval of the TSX Venture Exchange. The proceeds of the financing will be deposited into escrow and released on the closing of the acquisition of the El Cubo Gold-Silver Mine. If the acquisition of the El Cubo Gold-Silver Mine does not close by June 28, 2004, in accordance with its terms with all necessary approvals and completion of due diligence analysis to the satisfaction of BMO Nesbitt Burns Inc., the Subscription Receipts will be cancelled and the proceeds of the financing will be returned to the investors.

Gammon Lake, the controlling shareholder of Mexgold acquired 5.9 million Subscription Receipts of the 22.5-million Subscription Receipt financing for total proceeds of $11.8 million to Mexgold. As a result of this purchase, Gammon will continue to own approximately 26.3% of the issued and outstanding shares of Mexgold on a post-closing basis, and thereby maintain its pro rata interest. The investment by Gammon in Mexgold is a related party transaction for the purposes of National Instrument 61-501.

The El Cubo Gold-Silver Mine is located in the Guanajuato gold-silver district in the Republic of Mexico, near the City of Guanajuato in Guanajuato State. Historical reports cite district production at 1.2 billion ounces of silver and over 4 million ounces of gold. The El Cubo Gold-Silver Mine is a low-sulphidation epithermal vein system centered on the Veta de la Sierra, the major source of gold production for the district. The El Cubo Gold-Silver Mine has been in continuous operation for over 200 years. The Mine has a total land position in excess of 8,500 hectares of which only approximately 10% represents current and historical mining operations.

The El Cubo Gold-Silver Mine is currently operating as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore. The mine has a modern milling complex with a rated capacity of 1,400 tonnes per day and which has an estimated replacement value of U.S. $13,000,000. Over the past five years, the El Cubo Gold-Silver Mine has produced an average of 58,000 ounces of gold equivalent per annum (each 65 ounces of silver being assumed to equal one ounce of gold).

(Continued on page 2)

Mexgold is of the opinion that the full potential of the property has yet to be realized. While the mine has been in continuous operation for many years, it has lacked capital expenditures on exploration and development and, accordingly, the mine is not operating at full capacity. Mexgold believes that a systematic program of exploration and development will allow production from the underground mine to be increased, thereby utilizing the full capacity of the existing modern metallurgical plant. This should result in annualized production in excess of 100,000 ounces of gold equivalent per annum, and a reduction of the current average cash cost of U.S. $265 per ounce of gold equivalent to below U.S. $190 per ounce of gold equivalent. The exploration program is targeting an expansion of the project resource to over 2 million ounces of gold equivalent.

The purchase price for the El Cubo Gold-Silver Mine is approximately U.S. $13.5 million plus assumption of long term indebtedness of U.S. $7.0 million, which will continue as long-term debt and be paid out of production over time.

After the cost of acquiring the El Cubo Gold-Silver Mine of approximately CDN $18,000,000 (U.S. $13.5 million), Mexgold will apply the remaining CDN $27,000,000 of the proceeds to significant mine development and operational enhancement, implementation of a systematic mineral exploration at the El Cubo Gold-Silver Mine to develop and expand reserves; and to further exploration at Guadalupe y Calvo, Mexgold's current advanced-exploration property (see press release #2-2004 dated January 15, 2004); and to working capital.

The securities were not registered under the U.S. Securities Act of 1933, as amended, and were not offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor has there been any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Roderick D. Pye, P.Eng., is the qualified person responsible for the technical information in this news release.

Mexgold Resources Inc. is a Nova Scotia based mineral exploration Company with a 100% interest in the Guadalupe Gold-Silver Project located in Chihuahua State, Mexico. The Company's website is **www.mexgold.com**. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR. Mexgold has entered into agreements to acquire the El Cubo Gold-Silver Mine as discussed above.

For further information please contact:

Bradley H. Langille
President
Mexgold Resources Inc.
902-468-0614

Jodi Eye
Investor Relations
Mexgold Resources Inc.
902-468-0614

CAUTIONARY STATEMENT

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Mexgold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Mexgold's expectations are exploration risks detailed herein and from time to time in the filings made by Mexgold with securities regulators.

#

File No.: 82-34749

MEXGOLD RESOURCES INC.
(formerly Seven Clans Resources Ltd.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTATIO SECURITIES ACT, SECTION 118(1)
OF THE ALBERTA SECURITIES ACT AND SECTION 67(1)
OF THE BRITISH COLUMBIA SECURITES ACT

1. Reporting Issuer

Principal Address:

202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

January 15, 2004

3. Publication of Material Change

The press release attached as Schedule "A" was released over the Canada NewsWire service on January 15, 2004.

4. Filing of Material Change

Mexgold Resources Inc. is a reporting issuer in Alberta, British Columbia and Ontario. The common shares of Mexgold Resources Inc. are listed for trading on the TSX Venture Exchange under the trading symbol, "MGR".

This material change report has been filed with the Ontario Securities Commission, Alberta Securities Commission and the British Columbia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 75(4) of the Ontario Securities Act, Section 118(3) of the Alberta Securities Act and Section 67(2) of the British Columbia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Mexgold Resources Inc. may be contacted for additional information:

Bradley H. Langille
President
Mexgold Resources Inc.
202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5
tel: 902-468-0614
fax: 902-468-0631

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 15th day of January, 2004.

Sgd. " Bradley H. Langille"

President – Mexgold Resources Inc.

Skymore/RTO.Mexico/MCR.Jan.15.04

MEXGOLD RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.mexgold.com
TSXV:MGR

Press Release 2-2004 January 15, 2004

MEXGOLD ANNOUNCES EXPANDED 30,000-METRE DRILL PROGRAM AT GUADALUPE GOLD/SILVER PROJECT FOLLOWING STRONG INITIAL HIGH-GRADE RESULTS

Mexgold Resources Inc. (TSX-V: MGR) announces that it is immediately expanding its ongoing 10,000-metre drill program at the Guadalupe y Calvo Gold/Silver Project, located in Mexico's Chihuahua state, to a more intensive 30,000-metre program. The Company is now moving a total of three drill rigs onto the project, and these are expected to operate seven days a week around the clock, starting within less than two weeks, under the expanded drill program.

The decision to expand and accelerate drilling follows the publication of high-grade drill results on Jan.13 from the initial ten-hole program drilled at Guadalupe (see press release #1-2004). In this program, seven out of ten wide-spaced drill holes bracketing the project area returned significant gold/silver results. This included drill hole GC-6 grading 11,092 grams (11.09 kilograms, or 357 ounces) of silver per tonne over two metres (6.5 feet). This interval was contained in a larger zone of 25.5 metres grading 1.16 grams per tonne gold and 961 grams per tonne silver for a gold-equivalent grade of 15.9 grams per tonne. Other results included gold-equivalent grades of up to 9.1 g/t over five metres, and 39.6 g/t over one metre, for an average gold-equivalent grade of 21.4 g/t over intervals averaging 3.3 metres at a +3.0 g/t cut-off.

Guadalupe y Calvo Long Section


GC-6
1.2/961/15.9(25.5)
includes 5.54/5,870/95.8(4.0)
GC-5
0.8/38/1.4(4.0)
GC-10
0.6/35/1.1(10.0)
includes 2.9/84/4.2(1.0)
GC-3
LG
GC-8
37.5/136/37.6(1.0)
GC-7
LG
GC-9
LG
GC-4
includes 5.7/179/8.5(4.0)
GC-1
1.6/53/2.4(31.5)
includes
7.5/100/9.1(5.0)
GC-2 3.6/89/4.9(4.0)
and 0.6/49/1.3(28.0)
GC-8 - Mexgold Drill Hole
37.5/136/35.6(1.0)
Gold g/t Silver g/t Gold-Equivalent g/t
meters intersected)
XC - Cross Cut Samples
Level Samples
Guadalupe y Calvo
Gold Silver Project
Long Section
0
100
200
Scale in Meters

(continued)

The longitudinal section of the Guadalupe Project shown above indicates the location of the drill intercepts of the initial ten-hole program. The company plans to begin intensive grid-drilling in the locations surrounding hole GC-6 and other holes yielding positive results, to ascertain the width and strike extent of the highly mineralized portions of this project.

Past mining at Guadalupe produced approximately 2-million ounces of gold and 28-million ounces of silver, at estimated production grades of 37 grams per tonne gold and 870 grams per tonne silver. However, historical mining only partly mined out the upper portions of the primary Rosario and Nankin structures comprising this project, and also stopped at the water table (200-250 metres). Mexgold believes that systematic exploration of these zones over their complete vertical elevations of at least 500 metres, including drilling for 200-metres or more below previous depth limits, can be very rewarding. The company is targeting discovering up to 3.5-million gold-equivalent ounces at Guadalupe through the intensive application of modern exploration techniques to this project.

Mexgold is also pleased to announce that it has engaged National Media Associates (NMA), a U.S. communications firm, as an investor relations consultant, subject to regulatory approval. NMA, which is headed by George Duggan, is based in California and is a recognized specialist in investor relations initiatives for the resource sector. Pursuant to an agreement with NMA, Mexgold will pay NMA $US 2,500 per month with an initial payment of $US 10,000. Duggan owns 230,000 shares and 60,000 warrants of Mexgold. Each whole warrant entitles the holder to acquire one share for $0.75 until July 31, 2005.

Mexgold Resources Inc. is a Nova Scotia based mineral exploration Company with a 100% interest in the Guadalupe Gold-Silver Project located in Chihuahua State, Mexico. The Company's website is www.mexgold.com. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR. For additional information please contact Mr. Bradley Langille, President, at (902) 468-0614. Mr. Greg Liller, VP Exploration of Mexgold Resources Inc. is the "qualified person" for the purposes of the above technical information pursuant to National Instrument 43-101. All of Mexgold's analytical work was performed by BSI Inspectorate of Nevada, employing conventional fire assay analysis techniques.

CAUTIONARY STATEMENT

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Mexgold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Mexgold's expectations are exploration risks detailed herein and from time to time in the filings made by Mexgold with securities regulators.

#

File No.: 82-34749

MEXGOLD RESOURCES INC.
(formerly Seven Clans Resources Ltd.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE ONTATIO SECURITIES ACT, SECTION 118(1)
OF THE ALBERTA SECURITIES ACT AND SECTION 67(1)
OF THE BRITISH COLUMBIA SECURITES ACT

1. Reporting Issuer

   Principal Address:

   202 Brownlow Avenue
   Suite 306, Cambridge 2
   Dartmouth, Nova Scotia
   B3B 1T5

2. Date of Material Change

   January 13, 2004

3. Publication of Material Change

   The press release attached as Schedule "A" was released over the Canada NewsWire service on January 13, 2004.

4. Filing of Material Change

   Mexgold Resources Inc. is a reporting issuer in Alberta, British Columbia and Ontario. The common shares of Mexgold Resources Inc. are listed for trading on the TSX Venture Exchange under the trading symbol, "MGR".

   This material change report has been filed with the Ontario Securities Commission, Alberta Securities Commission and the British Columbia Securities Commission.

5. Full Description of the Material Change

   The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 75(4) of the Ontario Securities Act, Section 118(3) of the Alberta Securities Act and Section 67(2) of the British Columbia Securities Act

   Not applicable.

7. Senior Officers

   The following senior officer of Mexgold Resources Inc. may be contacted for additional information:

Bradley H. Langille
President
Mexgold Resources Inc.
202 Brownlow Avenue
Suite 306, Cambridge 2
Dartmouth, Nova Scotia
B3B 1T5
tel: 902-468-0614
fax: 902-468-0631

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 13th day of January, 2004.

Sgd. " Bradley H. Langille"

President – Mexgold Resources Inc.

Skymore/RTO.Mexico/MCR.Jan.13.04

MEXGOLD RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.mexgold.com
TSXV:MGR

Press Release 1-2004

January 13, 2004

MEXGOLD INTERCEPTS BONANZA SILVER GRADE OF ELEVEN THOUSAND, NINETY-TWO GRAMS (11,092-GRAMS) PER TONNE OVER 2-METRES (357 OUNCES SILVER OVER 6.5-FEET) IN HOLE GC-6 AS PART OF THE FIRST 10 HOLES ON ITS ONGOING 10,000-METRE INITIAL DRILL PROGRAM

Mexgold Resources Inc. (TSX-V: MGR) is pleased to release the results of the first 10 drill holes of an ongoing 10,000-metre drill program at its Guadalupe y Calvo gold/silver project in Chihuahua State, Mexico. The focus of the current 40-hole program is to upgrade the projects currently defined 1.78-million ounce gold equivalent resource. Drilling is also expected to expand the known high-grade structures at the property that have in the past produced approximately 2-million ounces of gold and 28-million ounces of silver, at estimated production grades of 37 grams per tonne gold and 870 grams per tonne silver.

Drilling was undertaken on the Rosario, Pertenencia, Zorrilla and San Francisco zones. Hole GC-6 intercepted 11,092 grams per tonne silver and 0.48 grams per tonne gold over 2-metres. This was contained in a larger zone of 25.5-metres grading 1.16 grams per tonne gold and 961 grams per tonne silver for a gold equivalent grade of 15.9 grams per tonne. The cross section below (Figure 1) outlines this high-grade zone.

Figure 1


Detailed Cross Section
Drill Hole GC-6
Elv 2375
Trace of Drill Hole GC-6
Back filled stope containing gold and silver bearing rock
Elv 2350
Total Intercept 1.16/961/15.9(25.5)
Zone starts 19 meters Beneath surface
?
Elv 2325
Assay Detail High Grade Core
Gold g/t
Silver g/t
13.82
541
7.40
753
0.51
9,000
0.45
13,185
Elv 2300
5.5/5,870/95.8(4.0)
Gold g/t/ Silver g/t/eGold g/t (meters intersected)
Sample Lengths 1 Meter
Average
5.5/5,870/95.8(4.0)

(Continued on Page 2)

Of the ten drill holes in this initial program, seven intercepted grades above potential open-pit and underground cut-offs. The following tables express the drill hole intercepts. Table 1 contains the results of drill holes with gold equivalent grades greater than 3 grams per tonne (representing an underground cut-off) such as drill hole GC-1 grading 7.52 grams per tonne gold, 100 grams per tonne silver and 9.1 grams per tonne gold equivalent over 5-metres. Table 2 shows the results of drill holes with gold equivalent grades greater than 0.5 gram per tonne (representing an open-pit type cut-off).

Table 1: Guadalupe y Calvo Drill Hole Intercept Summary

3.0 g/t Gold Equivalent External Cut-off							
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)
San Francisco	GC-1	13.0	18.0	5.0	7.52	100	9.1
San Francisco	GC-2	0.0	4.0	4.0	3.57	89	4.9
	And	27.0	33.0	6.0	2.91	123	4.8
Nankin	GC-3	57.0	58.0	1.0	1.92	250	5.8
Zorrilla	GC-3	Low Grade					
Pertenencia	GC-4	125.5	129.5	4.0	5.70	179	8.5
Zorrilla	GC-5	Low Grade					
Pertenencia	GC-6	39.5	43.5	4.0	5.54	5870	95.8
	Includes	41.5	43.5	2.0	0.48	11,092	171.1
Pertenencia	GC-7	Low Grade					
Zorrilla	GC-8	156.0	157.0	1.0	37.53	136	39.6
Pertenencia	GC-9	Low Grade					
Pertenencia	GC-10*	63.5	64.5	1.0	2.88	84	4.2
Average +3.0 g/t cut-off				3.3	5.92	1007	21.4

Gold Equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The widths above are drill intercepts and not true widths.
***Assays for GC-10 are incomplete**

Table 2: Guadalupe y Calvo Drill Hole Intercept Summary

0.5 g/t Gold Equivalent External Cut-off							
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)
San Francisco	GC-1	4.5	36.0	31.5	1.60	53	2.4
San Francisco	GC-2	0.0	4.0	4.0	3.57	89	4.9
	And	12.0	40.0	28.0	0.60	49	1.3
Nankin	GC-3	57.0	59.0	2.0	0.97	174	3.6
Zorrilla	GC-3	Low Grade					
Pertenencia	GC-4	123.5	134.5	11.0	2.51	80	3.7
	And	146.5	155.5	9.0	0.57	2	0.6
Zorrilla	GC-5	107.0	111.0	4.0	0.81	38	1.4
	And	131.5	136.5	5.0	0.18	36	0.7

(Table continued on Page 3)

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)
Pertenencia	GC-6	19.5	45.0	25.5	1.16	961	15.9
	Includes	39.5	43.5	4.0	5.54	5870	95.8
Pertenencia	GC-7	171.0	174.0	3.0	0.39	49	1.1
	And	202.5	205.5	3.0	0.14	44	0.8
Zorrilla	GC-8	156.0	157.0	1.0	37.53	136	39.6
Pertenencia	GC-9	127.0	133.0	6.0	0.42	22	0.8
Pertenencia	GC-10*	55.5	65.5	10.0	0.57	35	1.1
Average +0.5 g/t Cut-off				10.2	1.38	212	4.6

Gold Equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The widths above are drill intercepts and not true widths.
***Assays for GC-10 are incomplete**

Part of the initial program is to drill holes below the level of past mining efforts such as GC-8 intercepting 37.5 grams per tonne gold and 136 grams per tonne silver for 39.6 grams per tonne gold equivalent over 1-metre. The first 10 holes are extremely wide spaced and follow-up holes will start to better define what are exceptional first round drill results. The long section below (Figure 2) shows the location of the drill intercepts at Guadalupe y Calvo.

Figure 2: Guadalupe y Calvo Long Section



GC-6
1.2/961/15.9(25.5)
includes 5.54/5,870/95.8(4.0)
GC-5
0.8/38/1.1(4.0)
GC-1
1.6/53/2.4(31.5)
includes
7.5/100/9.1(5.0)
GC-10
0.6/35/1.1 (10.0)
includes 2.9/84/4.2(1.0)
GC-8
37.5/136/39.6(1.0)
GC-3
LG
GC-7
LG
GC-9
LG
GC-4
2.51/80/3.7(11.0)
includes 5.7/179/8.5(4.0)
Level 4
5.0/184/7.8(46)
GC-8 - Max gold Drill Hole
37.5/136/39.6(1.0)
Gold g/t Silver g/t Gold-Equivalent g/t
(meters intersected)
XC - Cross Cut Samples
Level Samples
San Francisco Bulk Tonnage Zone
High Grade Stopes
Guadalupe y Calvo
Gold Silver Project
Long Section
0
100
200
Scale in Meters

Past mining at the Rosario and Nankin structures stopped at the water table, at a depth of 200-250-metres.

(Continued on Page 4)

However, it is believed that the high-grade structures have vertical elevations of at least 500-metres. Therefore, one focus of the project is to expand the known high-grade resource by drilling up to 200-metres below previous depth limits of known high-grade gold/silver deposits.

Drilling continues on the 10,000-metre drill program and the results of these wide spaced holes will be used to outline further drilling parameters as the Company continues to upgrade and expand the gold/silver resource at the Guadalupe project.

Mexgold Resources Inc. is a Nova Scotia based mineral exploration Company with a 100% interest in the Guadalupe Gold-Silver Project located in Chihuahua State, Mexico. The Company's website is www.mexgold.com. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR. For additional information please contact Mr. Bradley Langille, President, at (902) 468-0614. Mr. Clancy J. Wendt, P.Geo is the "qualified person" for the purposes of the above technical information pursuant to National Instrument 43-101. All of Mexgold's analytical work was performed by BSI Inspectorate of Nevada, employing conventional fire assay analysis techniques.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Mexgold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Mexgold's expectations are exploration risks detailed herein and from time to time in the filings made by Mexgold with securities regulators.

#

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")
CONSOLIDATED INTERIM BALANCE SHEET
AS AT JANUARY 31, 2004

File No.: 82-34749

RECEIVED
2004 APR 28 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

	January 31 2004 $
ASSETS	
CURRENT	
Cash	137,523
Short term investments (Note 3)	1,819,759
Sundry receivables and prepaid expenses	105,127
	2,062,409
INTEREST IN MINERAL PROPERTY AND DEFERRED EXPLORATION EXPENDITURES (Note 4)	900,320
	2,962,729
LIABILITIES	
CURRENT	
Accounts payable and accrued liabilities	78,233
Advances from related parties (Note 5)	116,209
	194,442
SHAREHOLDERS' EQUITY	
CAPITAL STOCK (Note 6)	3,429,964
CONTRIBUTED SURPLUS (Note 6)	46,000
WARRANTS (Note 6)	342,400
(DEFICIT)	(1,050,077)
	2,768,287
	2,962,729

UNAUDITED

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JANUARY 31, 2004

	Three Months Ended January 31, 2004 $	Nine Months Ended January 31, 2004 $
EXPENSES		
Professional and consulting fees	375,827	438,657
Shareholder and investor information	203,906	372,931
Office and general	27,774	34,368
Management fees	23,629	48,076
Transfer agent and filing fees	15,351	32,269
Foreign exchange gain	(14,677)	(17,201)
NET LOSS FOR THE PERIOD	631,810	909,100
DEFICIT, beginning of period	415,681	116,891
Transaction costs (Note 2)	2,586	24,086
DEFICIT, end of period	1,050,077	1,050,077
LOSS PER SHARE – Basic (Note 7)	0.03	0.05
WEIGHTED AVERAGE NUMBER OF SHARES	19,208,170	17,543,170

UNAUDITED

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED JANUARY 31, 2004

	Three Months Ended January 31, 2004 $	Nine Months Ended January 31, 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) for the period	(631,810)	(909,100)
Exercise of warrants for services rendered	300,000	300,000
Changes in non-cash working capital (net of effects of reverse take-over):		
(Increase) in sundry receivables and prepaid expenses	(66,121)	(77,266)
Increase (decrease) in accounts payable and accrued liabilities	(34,206)	68,012
Cash flows from operating activities	(432,137)	(618,354)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in advances from related parties	86,676	110,327
Issuance of common shares and warrants for cash	-	2,260,000
Exercise of warrants	112,500	227,500
Cash flows from financing activities	199,176	2,597,827
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash acquired in reverse takeover transaction	-	113,401
Transaction costs	(2,586)	(20,086)
Short-term investments	187,362	(1,819,759)
Interest in mineral property and deferred exploration expenditures	(391,401)	(516,308)
Cash flows from investing activities	(206,625)	(2,242,752)
DECREASE IN CASH	(439,586)	(263,279)
CASH, beginning of period	577,109	400,802
CASH, end of period	137,523	137,523

SUPPLEMENTARY INFORMATION		
Interest paid	-	-
Income taxes paid	-	-
Exercise of warrants for services rendered	300,000	300,000
Warrants issued for services	-	4,000

UNAUDITED

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the periods ended January 31, 2004 are not necessarily indicative of the results that may be expected for the full year ended April 30, 2004. For further information, see the Company's audited consolidated financial statements including the notes thereto for the period ended January 10, 2003 contained in the management information circular dated March 31, 2003.

Mexgold Resources Inc. ("Mexgold" or the "Company") was incorporated as a private company on November 25, 2002, under the Business Corporations Act (Ontario). The Company is in the business of acquiring and exploring mineral properties and is considered to be a development stage enterprise. There has been no determination whether properties held contain ore reserves which are economically recoverable. The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition. Changes in future conditions could require material write-downs of the carrying values.

2. REVERSE TAKE-OVER TRANSACTION

During the period ended January 31, 2004, Seven Clans acquired all of the issued and outstanding shares of Mexgold. The holders of Seven Clans common shares received one post-consolidation common share or common share purchase warrant for every two common shares or common share purchase warrants held by them. The holders of Mexgold common shares received one Seven Clans common share or common share purchase warrant for each Mexgold common share or common share purchase warrant held by them on identical terms.

As a result of the transaction, the shareholders of Mexgold owned in excess of 50% of the outstanding shares of the combined entity. In accordance with CICA EIC-10, the substance of the transaction was a capital transaction and was accounted for as a reverse take-over since Mexgold was identified as the acquirer. In accordance with reverse take-over accounting, the consolidated balance sheet is a continuation of Mexgold and the capital structure reflects that of Seven Clans and the stated value of the share capital is that of Mexgold. Future comparative figures presented in the consolidated financial statements after the reverse takeover will be those of the legal subsidiary, Mexgold.

Based on the unaudited balance sheet of Seven Clans at the time of the transaction, the net assets at estimated fair value that were acquired by Mexgold were as follows:

Net assets acquired	
Cash	$ 113,401
Non-cash working capital	7,463
	$ 120,864
Consideration	
4,240,561 common shares	$ 120,864

After the transaction, Seven Clans changed its name to Mexgold Resources Inc. The transaction costs, which were less than the cash acquired, were charged to deficit.

Continued...

3. SHORT-TERM INVESTMENTS

Short-term investments consist of bankers' acceptances with a maturity less than sixty days.

4. INTEREST IN MINERAL PROPERTY AND DEFERRED EXPLORATION EXPENDITURES

The mineral property is located in Sierre Madre Occidental physiographic province, Mexico, approximately 300 kilometres southwest of the City of Chihuahua and 200 kilometres west of the City of Hidalgo de Parral. The property is comprised of five mining titles totalling approximately 439.24 hectares.

Pincock, Allen & Holt ("PAH") have prepared an independent report on the Company's Guadalupe Y Calvo gold/silver project, dated November 25, 2002. PAH estimates the inferred mineral resource to be 11,800,000 tonnes containing 1,077,000 ounces of gold and 45,600,00 ounces of silver,1,780,000 ounces of gold equivalent assuming a 65:1 silver to gold ratio. Average grade from recent and historic work is 2.8 g/t gold and 120g/t silver. This estimate does not address other mineralized structures that are known to be present within the Guadalupe y Calvo project boundaries. The potential for significant strike extensions of the Rosario and Nankin zones is also not addressed. Successful exploration results in any of these areas could significantly enhance overall project potential. The above technical report can be found on the Company's website or on SEDAR under the Company's associated documents.

	Balance, April 30, 2003	Incurred during the period	Balance, January 31, 2004
	$	$	$
Mexico			
Guadalupe y Calvo Project	384,011	516,309	900,320

5. ADVANCES FROM RELATED PARTIES

Advances from related parties are unsecured, non-interest bearing with no fixed terms of repayment and consist of the following:

	Relationship	Balance January 31, 2004
		$
Gammon Lake Resources Inc.	Significant shareholder	87,237
Gammon Lake de Mexico S.A. de C.V.	Subsidiary of significant shareholder	23,910
Compania Tecnica Minera S.A. de C.V.	Controlled by a director of a significant shareholder	5,062
		116,209

Continued...

6. CAPITAL STOCK

Legal Parent

Authorized

Unlimited number of common shares

Issued

19,900,561 common shares

Transactions during the year are as follows:

	Common Shares #	Amount $
Balance of capital stock of legal parent (Seven Clans), April 30, 2003	8,481,121	524,942
Consolidation of capital stock on a 2:1 basis	(4,240,560)	-
	4,240,561	524,942
Balance of capital stock of legal subsidiary (Mexgold)	14,520,000	2,758,400
Elimination of Seven Clans' deficit	-	(404,078)
	18,760,561	2,879,264
Exercise of warrants	1,140,000	550,700
Balance, January 31, 2004	19,900,561	3,429,964

Legal Subsidiary

Prior to the business combination, Mexgold Resources Inc. had issued the following common shares:

	Issued #	Amount $
Shares issued at incorporation on November 25, 2002	1	-
Shares issued for cash	9,499,999	830,000
Shares issued for acquisition of subsidiary	500,000	30,000
Balance, April 30, 2003	10,000,000	860,000
Shares issued for cash	4,520,000	1,898,400
Balance outstanding at time of reverse take-over	14,520,000	2,758,400

Stock Options

The Company has created a management stock option plan (the "Plan") under which the Company can issue 3,600,000 common shares. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant which price shall not be less than the market price of the common shares at the time of grant, subject to all applicable regulatory requirements.

There were no options granted during the nine month period ended January 31, 2004. As at January 31, 2004, the following options were granted to directors, officers, employees and a key consultant of the Company:

Date of Grant	Options Granted #	Exercise Price $	Expiry Date
January 15, 2003	3,515,000	0.50	January 15, 2008
February 28, 2003	10,000	0.75	January 15, 2008
	3,525,000		

Continued...

6. CAPITAL STOCK (Continued)

Stock-Based Compensation

During the period ended April 30, 2003, $46,000 was credited to contributed surplus in respect of stock-based non-employee compensation. The weighted average grant date fair value of options granted during the period ended April 30, 2003, amounted to $0.23 per option. The fair value of these options at the date of grant was determined using the Black-Scholes pricing model based on the following weighted average assumptions: dividend yield of 0%; risk-free interest rate of 4% expected life of 3 years; and volatility of 65%.

Share Purchase Warrants

A summary of changes in stock options during the period is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance of warrants of legal parent, April 30, 2003 (Note 2)	1,500,000	0.20
Consolidation of warrants on a 2:1 basis	(750,000)	
	750,000	0.40
Balance of warrants of legal subsidiary, April 30, 2003	1,500,000	0.10
Consolidated balance, April 30, 2003	2,250,000	0.20
Granted for cash	4,520,000	0.75
Granted for services rendered	50,000	0.75
Exercised	(1,140,000)	(0.46)
Balance, January 31, 2004	5,680,000	0.59

As at January 31, 2004, the following warrants were issued and outstanding:

Date of Grant	Warrants Granted	Exercise Price	Expiry Date
	#	$	
December 22, 2002	1,400,000	0.10	July 31, 2005
July 31, 2003	4,280,000	0.75	July 31, 2005
	5,680,000		

The weighted average grant date fair value of warrants granted during the nine month period ended January 31, 2004, amounted to $0.08 per warrant. The fair value of these warrants at the date of grant was determined using the Black-Scholes pricing model based on the following weighted average assumptions: dividend yield of 0%; risk-free interest rate of 2%; expected life of 2 years; and volatility of 65%.

7. LOSS PER SHARE

The existence of options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

8. INCOME TAXES

Taxable income for the period ended is nil. Based on the lack of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets. Consequently, the future recovery of losses arising from differences in tax values and accounting values have been reduced by an equivalent valuation allowance. The valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets will be realized.

9. COMPARATIVE FIGURES

Mexgold Resources Inc., the legal subsidiary which was incorporated on November 25, 2002, was a private company prior to the reverse take-over transaction described in Note 2 and a comparative balance sheet as at April 30, 2003 was not prepared.

10. SEGMENTED INFORMATION

	Nine Months Ended January 31, 2004		
	Canada	Mexico	Consolidated
	$	$	$
Professional and consulting fees	438,657	-	438,657
Shareholder and investor information	372,931	-	372,931
Office and general	33,090	1,278	34,368
Management fees	48,076	-	48,076
Transfer agent and filing fees	32,269	-	32,269
Foreign exchange (gain)	-	(17,201)	(17,201)
Net loss (income) for the period	925,023	(15,923)	909,100
Segment assets excluding cash and short-term investments	12,868	992,579	1,005,447

Substantially all cash is on deposit with a Canadian chartered bank. The bankers' acceptances are with Canadian chartered banks.

11. SUBSEQUENT EVENTS

Acquisition of El Cubo Gold-Silver Mine

Subsequent to January 31, 2004, the Company acquired a 100% interest in the El Cubo Gold-Silver Mine ("El Cubo") located in Guanajuato, Mexico. The purchase price for El Cubo was approximately US$13,571,500 plus the assumption of US $7 million of long-term debt.

The acquisition will be accounted for using the purchase method of accounting, which results in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed. Based on the unaudited balance sheet as at February 29, 2004, the net assets of El Cubo are summarized as follows:

	US$
Cash	175,259
Non-cash working capital (deficiency)	(2,122,934)
Property, plant and equipment	10,398,932
Other long-term assets	508,067
Deferred tax liability	(150,971)
Net assets	8,808,353

The purchase consideration of US$20,571,500 for 100% of El Cubo exceeds the carrying value of the net assets acquired by US$11,763,147, which will be applied to increase the carrying value of the mineral properties and property, plant and equipment. The excess amount will not increase the carrying value of the underlying assets for tax purposes resulting in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with the temporary difference of US$11,763,147 will be applied to increase the carrying value of the mineral properties and property, plant and equipment.

Since the audited financial statements of El Cubo as at the date of acquisition (March 5, 2004) are not finalized, material differences from the February 29, 2004 balances may exist. The US dollar exchange rate at the date of acquisition was 1.3217.

Financing

To facilitate the acquisition described above, the Company completed a private placement financing of Cdn$45 million subsequent to January 31, 2004. The private placement financing consisted of 22.5 million subscription receipts at $2.00 per subscription receipt. Each subscription receipt represents the right to receive one Unit upon completion of the acquisition of the El Cubo Gold-Silver Mine. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share for $2.50 for a period of two years after closing.

MEXGOLD RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2004

DESCRIPTION OF BUSINESS

Mexgold Resources Inc. ("Mexgold") is a public junior gold and silver mining exploration company listed on the TSX Venture Exchange. The Company recently completed a reverse take-over acquisition of Seven Clans Resources Ltd. ("Seven Clans") in which the shareholders of Seven Clans received one post-consolidation share or common share purchase warrant for every two common shares or share purchase warrants. The shareholders of Mexgold received one Seven Clans common share or common share purchase warrant for each Mexgold common share or common share purchase warrant.

The Company is engaged in the acquisition and development of mineral properties and is currently focussed on its "Guadalupe Y Calvo" gold/silver project. The mineral property is located in the Sierre Madre Occidental province, Mexico, approximately 300 kilometres southwest of the City of Chihuahua and 200 kilometres west of the City of Hidalgo de Parral. The property is comprised of five mining titles totalling approximately 439.24 hectares. These titles are held 100 percent by Mexgold's wholly-owned subsidiary, Metales Interamericanos S.A. de C.V., and the property is free of any royalty. The Company also has two additional Canadian resource properties; the Sunshine Lake Property located near Dryden in Northwestern Ontario and the Blackcock Property located in the Kootenay District of the Nelson Mining Division in British Columbia. The Company has recently written off the carrying values of the Canadian properties as it is currently deciding whether to attempt to finance further work on the properties, joint venture or sell the properties.

The Company is in the early stages of exploration on its mineral properties and, as such, has no current source of revenue other than interest earned on short-term money-market investments, all of which has been derived from issuances of share capital.

Pincock , Allen & Holt (PAH) have prepared an independent report on the Company's Guadalupe Y Calvo gold/silver project, dated November 25, 2002. PAH estimates the inferred mineral resource to be 11,800,000 tonnes containing 1,077,000 ounces of gold and 45,600,00 ounces of silver, 1,780,000 ounces of gold equivalent assuming a 65:1 silver to gold ratio. Average grade from recent and historic work is 2.8 g/t gold and 120g/t silver. This estimate does not address other mineralized structures that are known to be present within the Guadalupe y Calvo project boundaries. The potential for significant strike extensions of the Rosario and Nankin zones also not addressed. Successful exploration results in any of these areas could significantly enhance overall project potential. The above technical report can be found on the Company's website or on SEDAR under the Company's associated documents.

The Company is planning an initial drilling program that will evaluate the Guadalupe y Calvo gold/silver project. The major focus will be the Rosario and Nankin Structures. Mexgold will initially drill 20 holes using a combination of core and reverse circulation drilling methods, at an estimated cost of $263,500. The second phase of the program will consist of another 20 holes estimated to cost $291,500, and is contingent on the successful completion of the initial program. The Company is currently in the process of completing the second phase of the program.

With the purchase of the El Cubo Mine in Guanajuato, Mexico, the Company is now a producer of gold/silver. Over the past five years, the El Cubo Gold-Silver Mine has produced an average of 58,000 ounces of gold equivalent per annum (each 65 ounces of silver being assumed to equal one ounce of gold). The mine has lacked a significant exploration and development program and the Company is of the opinion that with a focus and injection of capital in this area, a production rate of 100,000 ounces of gold-equivalent per annum is achievable. In addition, with the application of modern mining methods, the Company is targeting a reduction of the current average cash cost of U.S. $265 per ounce of gold equivalent to below U.S. $190 per ounce of gold equivalent.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Analysis of Expenses and Deferred Costs

During the nine months ended January 31, 2004, the Corporation incurred a net loss of $909,100. The net loss for the period includes a foreign exchange gain of $17,201. The net loss during the period is due to general and administrative expenses. The Company undertook an investor relations program ($372,931) during the period, which consisted of a newsletter publication through an investor relations subcontract. In addition, the Company incurred professional and management fees as part of the ongoing operational requirements of the Company, which included legal and accounting fees.

The Company has incurred mineral property additions of $516,309 during the period. The expenditures are part of the first phase of exploration of the property, which includes a 10,000-metre drill program, environmental permitting, and management of the program and property.

Net Losses

The Company has incurred net losses in current and prior periods, due mainly to mineral property write-downs and various general and administrative expenses. The Company anticipates losses will continue during the next several years as is typical in the junior resource exploration industry.

Risks and Uncertainties

The mineral exploration business is risky and most exploration projects will not become mines. The Company may offer other mining companies the opportunity to acquire interests in any of its mineral assets in return for funding by such companies of all or part of the exploration and development of such assets. For the funding of any property acquisitions or exploration conducted by the Company, the Company depends on the issue of shares from treasury to investors. Such financing will depend, in turn, on various factors, such as a positive mineral exploration climate, positive stock market conditions, a company's track record and the experience of management. If such financing is unable for any reason, the Company may become unable to retain its mineral interests and carry out its business plan.

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any prospect is directed by the market for minerals, which is influenced by many factors including changing production costs, supply and demand, inflation, and the political environment.

The Company's success is dependent on the knowledge and expertise of its management and employees and their ability to identify and advance attractive exploration projects and targets. The competition for highly qualified personnel is strong and there is no guarantee that the Corporation will be able to retain or attract such personnel.

Investor Relations

Members of management of the Corporation all participate in a limited investor relations program. The Company has also contracted an external investor relations professional.

SUBSEQUENT EVENTS

Acquisition of El Cubo Gold-Silver Mine

Subsequent to January 31, 2004, the Company acquired a 100% interest in the El Cubo Gold-Silver Mine ("El Cubo") located in Guanajuato, Mexico. The purchase price for El Cubo was approximately US$13,571,500 plus the assumption of US $7 million of long-term debt.

Financing

To facilitate the acquisition described above, the Company completed a private placement financing of Cdn$45 million subsequent to January 31, 2004. The private placement financing consisted of 22.5 million subscription receipts at $2.00 per subscription receipt. Each subscription receipt represents the right to receive one Unit upon completion of the acquisition of the El Cubo Gold-Silver Mine. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share for $2.50 for a period of two years after closing

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Company completed a private placement financing of $1.9 million during the nine month period ended January 31, 2004 as funding for exploration on its Guadalupe Y Calvo gold/silver project.

The Company currently has no plans to raise further funds as it has sufficient funds on hand for its corporate purposes at the present time. The Company has no requirements to incur exploration expenditures on its Sunshine Lake Property, as the next $100,000 of expenditures is the responsibility of its joint venture partner, Goldeye. The Company owns the Blackcock Claims and therefore has no funding obligations other than the yearly payment of a nominal amount of mining taxes.

LIQUIDITY AND SOLVENCY

Working capital was $1,867,967 as at January 31, 2004. The Company had a deficit in the amount of $1,050,077 as at January 31, 2004. The Company currently has sufficient capital for ongoing short-term operational requirements and to complete a first phase exploration project at the Company's Guadalupe gold/silver project. The Company's future financial success will be dependent upon its ability to raise additional capital from the issue of treasury shares, the discovery and development of a body of commercial ore, or the undertaking of a new business. This may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from its existing assets in the foreseeable future. Historically, the Company's capital needs have mainly been met by equity financing.

Dear Shareholders,

The past few months have been marked by significant accomplishments and growth for Mexgold Resources Inc.

The first of several key milestones was achieved last fall when the Company was launched into the public markets. Trading of Mexgold shares commenced on September 18, 2003, on the TSX Venture Exchange under the symbol "MGR". Gammon Lake Resources Inc. (TSX:GAM, AMEX:GRS) is the Company's controlling shareholder holding a 26.3% interest in Mexgold.

The face of Mexgold Resources has been dramatically changed by the Company's transformation to immediate producer status. In March 2004, Mexgold acquired the producing El Cubo Gold-Silver Mine located in Guanajuato, Mexico. This acquisition was facilitated by a $45-million private placement financing by BMO Nesbitt Burns Inc. After the cost of acquiring the El Cubo Mine of approximately $18-million, the Company will apply the remaining $27-million of the proceeds to significant mine development and operational enhancement, implementation of a systematic mineral exploration program at El Cubo to develop and expand resources, and to further exploration expenditures at Mexgold's Guadalupe y Calvo Gold-Silver project.

The El Cubo Gold-Silver Mine acquisition provides Mexgold with a large land position in a world-class mining district. El Cubo is located in the heart of the Guanajuato gold-silver district, one of the premier gold and silver districts in the world. Historical reports cite district production at more than 4 million ounces of gold and 1.2 billion ounces of silver. The Mine has a total land position in excess of 8,500-hectares, but while the Mine has been in continuous operation for over 200 years, only approximately 10% of this land position has been worked by current and historical mining operations.

The Mine has produced, on average, 58,000 ounces of gold-equivalent per year over the last five years, however El Cubo has suffered from lack of capital expenditures on exploration and development, and subsequently is not operating at full capacity. Mexgold is of the opinion that, with the implementation of an aggressive 60,000-metre exploration and development drill program, construction of 8,500-metres of new underground development in ramps and tunnels, and improvements to mine designs and methods, production can be increased to at least 100,000 ounces per year, with a contemplated reduction in cash cost of production from US $265 per ounce of gold-equivalent to less than US $190 per ounce. Furthermore, the exploration potential at El Cubo appears excellent, and the Company feels it can expand the gold-equivalent resource to over 2 million ounces.

Meanwhile, the Company continues to aggressively drill off the Guadalupe y Calvo Gold-Silver property, located in the southwestern portion of Mexico's Chihuahua State. Recent exploration at Guadalupe has yielded exceptional drill results including a bonanza silver grade of 11,092 grams per tonne over 2-metres. In-turn, the Company has stepped-up the initial 10,000-metre drilling program to 30,000-metres with three drill rigs on the property operating around the clock.



Mexgold's objective is to expand and upgrade the currently defined 1.78 million ounce gold-equivalent inferred resource at the Guadalupe project area. The Company believes that it can accomplish this through the same approach of aggressive exploration as taken by Gammon Lake Resources at its Ocampo Gold-Silver project, also located in Mexico's Chihuahua State.

We regard it as management's top priority to continue building shareholder values in Mexgold Resources Inc. We look forward to the Company's continued growth as it transforms itself into a significant mid-tier gold-silver producer in the near term.

Sincerely,
Bradley Langille, President
Mexgold Resources Inc.

202 Brownlow Ave. Cambridge 2, Suite 306 Dartmouth, NS B3B 1T5 Tel: 902 468 0614 Fax: 902 468 0631
www.mexgold.com